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David E. Rosewater 212.756.2208	Writer’s E-mail Address David.Rosewater@srz.com

July 3, 2013

VIA EDGAR AND ELECTRONIC MAIL

Ms. Peggy Kim

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Washington D.C. 20549

Re:	VIVUS, Inc. (“Vivus” or the “Company”)
Definitive Additional Materials filed by First Manhattan Co. et al.
Filed June 25, 2013
File No. 1-33389

Dear Ms. Kim:

On behalf of First Manhattan Co., First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed Management Associates, LLC, First BioMed, L.P., First BioMed Portfolio, L.P. (collectively, “First Manhattan”), Michael James Astrue, Rolf Bass, Jon C. Biro, Samuel F. Colin, Alexander J. Denner, Johannes J.P. Kastelein, Melvin L. Keating, David York Norton, Herman Rosenman (collectively, the “Nominees”), Sarissa Capital Management LP, Sarissa Capital Offshore Master Fund LP and Sarissa Capital Domestic Fund LP (such entities, together with First Manhattan and the Nominees, the “Filing Persons”) we are responding to your letter dated June 25, 2013 (the “SEC Comment Letter”) in connection with the definitive additional materials filed on June 25, 2013 (the “Definitive Additional Materials”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, First Manhattan is filing revised Definitive Additional Materials (the “Revised Definitive Additional Materials”). The Revised Definitive Additional Materials reflect revisions made to the Definitive Additional Materials in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Definitive Additional Materials, while the pages in the responses refer to pages in the Revised Definitive Additional Materials.

For your convenience, we are emailing to your attention a copy of this letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Definitive Additional Materials.

Definitive Additional Materials

Realizing the Value of Vivus, dated June 25, 2013

Why a Total Change of the Vivus Board is Required; Ernest Mario, page 8

1.	We note the following disclosure which appears to make charges concerning improper or illegal conduct: “Serving on seven Boards violates Vivus’ Nominating and Governance Committee Charter.” Please revise and refile to ensure that the statement complies with Rule 14a-9 and disclose the factual foundation for the statement or delete the statement. Refer to Note (b) to Rule 14a-9.

In response to your comment, the Filing Persons have revised the disclosure on page 8 to indicate that it is the Filing Persons’ belief that a director who serves on seven public company boards in addition to serving on the board of directors of Vivus (the “Board”) is in violation of the Company’s Corporate Governance Guidelines. Vivus’ Corporate Governance Guidelines state that “directors should not serve on boards of public companies in addition to the Company’s Board where such service is likely to interfere with the performance of the director’s duties to the Company…In selecting nominees for membership, the Board shall take into account the other demands on the time of a candidate.” It is the Filing Person’s view that the duties owed by Ernest Mario to seven other public companies are likely to interfere with the performance of his duties to Vivus and place significant demands on his time, limiting his ability to devote sufficient time and resources to oversight of the Company.

The Vivus Board is Overpaid, page 11

2.	We note the disclosure that “FMC Nominees intend to immediately cut cash compensation by more than 50%, eliminate RSU compensation, and implement 100% options for equity compensation at peer norms.” Further, we note the slides regarding “The Plan to Fix Vivus” on pages 21-32. Please revise and refile to clarify that the nominees’ plans may change subject to their fiduciary duty to shareholders if elected.

In response to your comment, the Filing Persons have revised the disclosure on pages 11 and 22 of the Revised Definitive Additional Materials to state that any of the Nominees’ plans with regard to Vivus may change subject to their fiduciary duties to shareholders, if elected.

Engage the Right Pharmaceutical Partner…, page 24

3.	Please revise to state whether First Manhattan has identified a specific pharmaceutical partner to sell Qsymia.
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In response to your comment, the Filing Persons have revised page 24 of the Revised Definitive Additional Materials to indicate that the Nominees have not yet identified a specific pharmaceutical partner to sell Qsymia.

Fix the Unsustainable Expense Structure…, page 26

4.	Please revise to describe any specific plans to “salvage value from Stendra if possible.”

In response to you comment, the Filing Persons have revised page 26 of the Revised Definitive Additional Materials to disclose specific plans to “salvage value from Stendra if possible.”

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Please do not hesitate to contact me at (212) 756-2208 or Marc Weingarten at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ David Rosewater
David Rosewater
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